SNS REAAL

Legal Department
Croeselaan 1
P.O Box 8444
3503 RK Utrecht

T 030 - 291 52 66
F 030 - 291 52 87
E agnes.menken@snsreaal.nl

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Datum 23 June 2008

Our ref: JZG/2008/0378/IB/LP/B01

Subject SNS REAAL N.V. /Exemption number 82-35168

Dear Sir/Madam,

Following SNS REAAL N.V.'s claim for exemption pursuant to Rule 12g3-2(b), we hereby furnish you the following enclosed documents that SNS REAAL N.V. assumes are required to be submitted pursuant to Rule 12g3-2(b) for the period 3 May 2008 up to and including 12 June 2008.

Document	Date
Corné van Nijhuis new chairman Board of Directors Zwitserleven N.V.	05-15-2008
Trading Update 1st quarter 2008 "Progress in a challenging environment"	05-21-2008
SNS REAAL to issue Perpetual Capital Securities to retail investors	05-21-2008
Ronald Latenstein van Voorst to succeed Sjoerd van Keulen as chairman of the Executive Board of SNS REAAL N.V.	05-30-2008
SNS Bank to strengthen its distribution capabilities	06-02-2008
SNS REAAL and KAS BANK negotiate outsourcing SNS Bank securities services	06-09-2008

With kind regards,

LL.M Agnes M.M. Menken
Head of Legal

SNS REAAL

Press release

PERSBERICHT

Corné van Nijhuis new chairman Board of Directors Zwitserleven N.V.

The Netherlands, Utrecht, 15 May 2008

Corné van Nijhuis (46) will be appointed Chairman of the Zwitserleven Board of Directors, succeeding Marco Keim. In addition, Corné van Nijhuis will have a seat on the Board of Directors of REAAL Verzekeringen. Van Nijhuis has been working at Zwitserleven since 2002 as COO and Managing Director Customer Services. Both appointments still depend on the customary internal and external approvals.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

About Zwitserleven

Zwitserleven's mission is to provide all Dutchmen with the so called 'Zwitserleven Gevoel': to enable customers to enjoy the future financially carefree. Zwitserleven is a subsidiary of publicly listed SNS REAAL, an innovative financial services provider in the areas of banking and insurance. Within the bancassurance group Zwitserleven, headquartered in Amstelveen, is the pensions center of expertise. The pension insurer employs approximately 750. Zwitserleven is part of an international network, supporting international enterprises. In 2007 Zwitserleven's premium income amounted to over € 1,4 billion. Net profit was € 92 million.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Trading Update 1st quarter 2008
"Progress in a challenging environment"

The Netherlands, Utrecht, 21 May 2008

All comparisons are made between the first quarter of 2008 and the first half of 2007 (divided by two) unless otherwise mentioned.

Key points for the first quarter:

- SNS REAAL net profit slightly down, up when adjusted for one-off items in 2007
- Lower result at SNS Retail Bank
- Positive contribution from SNS Regio Bank, in line with expectations
- Strong profit growth at SNS Property Finance
- Higher total Insurance profit, with a positive contribution from AXA NL
- Life insurance profit pressured by impact of lower equity markets
- Non life insurance profit rebounds after Kyrill storm in January 2007
- Integration of AXA NL fully on track; integrated new sales force and product offering in place
- Solvency and liquidity position remains strong; shareholders' equity almost unchanged compared to year-end 2007
- Moderate risk profile maintained

"Adjusting the 2007 base of comparison for two one-off profits and the impact of the Kyrill storm, SNS REAAL realised an increase in net profit in the first quarter of 2008, in spite of a challenging environment in financial markets. At the same time, the Dutch economy is still experiencing growth and housing prices are robust. The asset quality of SNS Bank remains solid, as evidenced by low credit losses. In the first quarter, the impact of lower equity markets at REAAL Insurance was partly mitigated by the equity hedge which remains in place. The recent acquisitions of AXA NL and Regio Bank are progressing well and are contributing to the Group's bottom line. SNS REAAL is ready for the next step in implementing its growth strategy: combining its pensions business with that of Zwitserleven" said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank

At SNS Retail Bank, net interest income at Mortgages remained under pressure but compared to the second half of 2007 it stabilised. Growth of the mortgage portfolio was marginal and market share declined somewhat compared to the end of 2007. Net interest income from other products, most notably Savings, was up substantially compared to the first half of last year and almost stable compared to the second half. Successful savings campaigns resulted in a strong net inflow of funds and an increased market share. ASN Bank and SNS Regio Bank participated fully in the campaigns. Prepayment penalties were stable. Other interest income was lower, reflecting the bank's high cash position and higher costs of short-term wholesale funding. Regio Bank made a positive contribution to net interest income. The transfer of the SME mortgage portfolio to SNS Property Finance had a negative impact. In all, total net interest income at SNS Retail Bank was lower.

Commission income at SNS Retail Bank declined, mainly caused by lower securities commissions and management fees. Other income segments increased as SNS Bank benefitted from the volatility on financial markets, amongst others resulting in capital gains on government bonds. This more than offset impairments on the trading portfolio. Also SNS Securities contributed positively to the other income. The number of clients at SNS Fundcoach and ASN Bank increased.

Operating costs at SNS Retail Bank were flat and, adjusting for the consolidation of Regio Bank, declined. Value adjustments were fractionally lower than last year. In all, net profit of SNS Retail Bank came in lower. The contribution of Regio Bank, now fully integrated into SNS Regio Bank, was in line with expectations.

At SNS Property Finance, interest income experienced good growth, both organically as well as helped by the transfer of the SME portfolio from SNS Retail Bank. Operating costs were almost flat. Value adjustments were up compared to the first half of 2007, when there was a net release of provisions, down compared to the second half, and flat compared to 2007 as a whole. Net profit showed a strong increase.

Despite the higher net profit at SNS Property Finance, for SNS Bank as a whole net profit declined slightly. The efficiency ratio was flat.

REAAL Insurance

The financial statements of REAAL Insurance were influenced by the consolidation of AXA NL, with effect from September 2007. The integration remains fully on track and AXA NL made a positive contribution to REAAL's bottom line in both life and non-life insurance, in line with expectations. Recently, an integrated new sales force and product offering have been introduced.

Due to the consolidation of AXA NL, total life premiums more than doubled. Organically, regular premiums showed an increase, especially at Pensions, and single premiums were down. The result on investments, excluding equities, held up well. Realised losses on equities had a negative impact on investment income. Net Life profit was lower due to the impact of lower equity markets. Compared to the first half of 2007, which included a substantial amount of realised gains on equities, the net contribution from equities declined. The increase in the value of the equity hedge more than offset realised losses and impairments on the equity portfolio. At current share price levels, the coming quarters will see some further impairments on equities.

At the non-life business, premium income showed a slight organic increase, in particular at Disability. Due to the consolidation of AXA NL and in the absence of the impact of the Kyrill storm, non-life net profit rebounded strongly compared to the loss in the first half of last year. The combined ratio improved substantially, also compared to the second half of 2007.

For REAAL as a whole, notwithstanding the negative impact from lower equity markets, the consolidation of AXA NL and the rebound of the non-life profit led to a considerable increase in net profit.

The acquisition of Swiss Life NL & Belgium was closed at the end of April 2008 and consolidation will take place as of May. The announced sale of Swiss Life Belgium to Delta Lloyd is expected to close in the second quarter.

On 4 March 2008 the Financial Services Ombudsman published recommendations with regard to unit-linked insurance policies. First indications are that, due to its relatively young unit-linked portfolio, REAAL's involvement may be lower than its current market share suggests. REAAL will inform its clients and shareholders as soon as clarity on the issue is obtained.

Group Activities
Group Activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen, as well as part of the financing costs of acquisitions. In the first half of 2007, the result of Group Activities was positively influenced by one-off gains relating to LSN and Van Lanschot. The absence of these book gains and extra financing costs due to the acquisition of AXA NL are the main factors behind the drop in the result from Group Activities in the first quarter of 2008. Adjusted for these factors, the result from Group Activities was broadly in line with last year.

Capital and Funding
SNS REAAL's balance sheet and balance sheet ratios remained strong in the first quarter. The moderate risk profile was maintained and was evidenced by only very limited impairments at SNS Bank. SNS Bank has no exposure to US subprime mortgages. The liquidity and solvency position of SNS Bank remained strong, with a further strengthening of the retail funding base. At REAAL, lower equity markets led to a negative fair value reserve on equities. In all, shareholders' equity of SNS REAAL at the end of the first quarter was only marginally below the level at year-end 2007.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer
Reservation concerning forward looking statements
This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.
This trading update has not been audited.

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

SNS REAAL to issue Perpetual Capital Securities to retail investors

The Netherlands, Utrecht, 21 May 2008

SNS REAAL N.V. announced today that it intends to issue Perpetual Capital Securities shortly. The issue will be aimed at retail investors in The Netherlands and selected other European countries.
This issue is part of SNS REAAL's regular funding programme, under which several capital securities have been issued in the past. The securities are expected to qualify as Tier-1 capital.
An application will be made for the securities to be admitted to trading on Euronext Amsterdam by NYSE Euronext. The Base Prospectus and Final Terms will be available in due course on www.snsreaal.com.
The securities will not be offered for sale in the United States of America.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Ronald Latenstein van Voorst to succeed Sjoerd van Keulen as chairman of the Executive Board of SNS REAAL N.V.

The Netherlands, Utrecht, 30 May 2008

The Supervisory Board of SNS REAAL N.V. announces its intention to appoint Ronald R. Latenstein van Voorst to succeed Sjoerd van Keulen as Chairman of the Executive Board of SNS REAAL N.V.

After a thorough selection process, the Supervisory Board is unanimous in its intention to appoint Ronald Latenstein van Voorst as Chairman of SNS REAAL's Executive Board. Since 2002 Ronald Latenstein van Voorst has played an important role in defining and implementing the company's strategy.

Ronald Latenstein van Voorst (1964) has been Chief Financial Officer (CFO) on the Executive Board of SNS REAAL since 2002. Following several national and international financial management positions, he joined SNS REAAL in 1995. After a brief intermezzo at Bank Insinger de Beaufort, he returned to SNS REAAL in 2002.

Sjoerd van Keulen: "I am delighted with the intended decision of the Supervisory Board to appoint Ronald as my successor. With his experience and enthusiasm, he is the right person to continue executing the strategic choices made, to further strengthen SNS REAAL's position as a preferred financial specialist in the Netherlands and to lead the company in the future."

The appointment as chairman is scheduled to take place at the latest at the day of the next AGM of SNS REAAL N.V. in April 2009.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

SNS Bank to strengthen its distribution capabilities

The Netherlands, Utrecht, 2 June 2008

- High-quality online store: 5 clicks
- More advisers
- Also non-SNS products available
- National coverage in the Netherlands with over 300 areas, also served by franchisees
- Offices become shops
- Withdraw and deposit money via cash dispensers, deposit machines, and collect and drop-off service

SNS Bank, part of SNS REAAL, is innovating its services and further strengthening its distribution capabilities. In 2010 all basic products will be available via the Internet in 5 clicks, and all day-to-day banking can be taken care of via snsbank.nl. In the near future there will be more advisers available, across the country, to advise on complex products. Advice will be given at a location determined by the customer, for example at home. SNS Bank will also start offering products of other financial service providers. In 2010 SNS Bank will have nationwide presence with its own SNS Shops and SNS advisers on the one hand, and SNS Shops owned by franchisees on the other hand. Withdrawing and depositing money in the future will be limited to cash dispensers, deposit machines, and a collect and drop-off service.

With this innovative programme SNS Bank is responding to the trend that large groups of consumers use the Internet to choose and purchase products and services. At the same time, the consumer becomes increasingly demanding in terms of financial advice on complex products. Rien Hinssen, chairman of the management board of SNS Bank: 'We will focus even more on optimising the service to our customers. Both by direct sales via the Internet and by the quality and accessibility of our advice. This distribution model, with sales via direct channels on the one hand, and high-quality advice on the other hand, is the key formula for being successful in the future.

From now until 2010, customers can increasingly arrange all their day-to-day banking quickly and easily via the online shop snsbank.nl. A customer can, for instance, open a savings account in some 5 clicks, make an appointment with an adviser online or inform the bank of a change of address. Customers can obtain high-quality advice on complex financial matters where they want and when they want. This includes outside office hours and at the customer's home. The customer has the choice of a wide range of products, which include products from providers other than SNS REAAL.

SNS Bank will have national coverage in the Netherlands at the end of 2010. To achieve this, the country has been divided in over 300 areas, to be serviced by either SNS staff or franchisees. Most market areas have an SNS Shop. SNS Shops feature an Internet workplace for simple, day-to-day banking by the customers themselves. There will also be service staff to lend customers a helping hand. Furthermore, consulting rooms are available for appointments with an adviser. SNS Shops do not have a desk for cash withdrawals or deposits. Cash withdrawal is possible through a network of cash dispensers across the Netherlands, including SNS Bank cash dispensers in all

HEMA stores. Cash deposits can be made with deposit machines, which will be placed in SNS Shops in major shopping centres. A collect and drop-off service for cash will also be provided.

Partly due to the use of the Internet for basic day-to-day banking, there will be a reduction in the number of jobs. After these changes have been fully implemented in 2010, there will be some 380 FTE redundancies compared to the present 3200 SNS Bank employees. The changes are to be implemented step by step, starting this summer until the end of 2010. It is expected that through this approach, staff reduction will be fully realised by transfers and natural turnover. SNS REAAL employs about 8,000 people.

About SNS Bank

SNS Bank is an innovative, transparent and accessible retail bank. It offers retail customers a comprehensive range of products, covering mortgages, saving, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital-growth products. For entrepreneurs, SNS Bank primarily focuses on the financing of business premises. Through SNS Property Finance, an international property finance and participation company, SNS Bank is active in the property market. With a net profit in excess of EUR 272 million and a balance sheet total in excess of EUR 70 billion in 2007, SNS Bank ranks among the top-5 banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company. For more information, please contact: www.snsreaal.nl

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of € 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bank-assurance institutions in the Netherlands. The company has 8000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

For further information, please contact

SNS Bank Internal and External Communications:
Elbrich Raessen
elbrich.raessen@sns.nl
Tel: +31 (0) 30 291 47 60

SNS REAAL
Corporate Communications
Erna van der Neut - ter Balkt
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

SNS REAAL

Press release
persbericht

SNS REAAL and KAS BANK negotiate outsourcing SNS Bank securities services

The Netherlands, Utrecht/Amsterdam, 9 June 2008

SNS REAAL intends to outsource securities processing to KAS BANK.
Both parties signed a letter of intent today. The outsourcing will include back office activities for SNS Bank's securities services, which involves approximately 35 employees. Outsourcing these activities to KAS BANK will enable SNS REAAL to process transactions more efficiently.

KAS BANK focuses entirely on securities services and pursues a pure-play strategy, both of which are perfectly in line with the needs of major financial companies such as SNS REAAL. The deal will strengthen KAS BANK's position in the field of securities services, affording it the opportunity to expand its activities even further.

Both parties expect to reach an agreement by the end of 2008's third quarter.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

About KAS BANK
KAS BANK is a European specialist in wholesale securities services. As an independent bank, KAS BANK connects professional financial institutions both within Europe and across the globe.
KAS BANK focus is providing added-value services to national and international organisations active in the pensions and securities industries. KAS BANK views the market from the perspective of her clients – tailor-made services and complete transparency are paramount in helping them to meet their business objectives.

Disclaimer
This press release contains factual information and should not be regarded as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V, SNS Bank N.V. and/or KAS BANK N.V. This press release does not contain any value judgment or predictions with respect to the financial performance of SNS REAAL N.V., SNS Bank N.V. and/or KAS BANK N.V.

For more information please contact
SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

KAS BANK
Michiel Jansen, Secretary of the Managing Board
Michiel.jansen@kasbank.com
Tel: +31 (0) 20 557 52 30

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

END